EXHIBIT 12.1

Year Ended December 31,
(in thousands of U.S. dollars)	2009	2008(1)	2007(1)	2006(1)		2005(1)

Fixed charges:
Interest expense	$87,041	$98,903	$93,779	$19,862	(3)	$19,791
Portion of rent expense representative of interest	9,513	10,419	8,967	2,900		2,900

Total fixed charges	$96,554	$109,322	$102,746	$22,762		$22,691

Earnings (Loss):
Income (loss) from continuing operations before tax	$110,943	$(215,837)	$79,996	$74,674		$137,361
Fixed charges per above	96,554	109,322	102,746	22,762		22,691

Total earnings (loss)	$207,497	$(106,515)	$182,742	$97,436		$160,052

Ratio of earnings to fixed charges	2.15	— (2)	1.78	4.28		7.05

(1)	Effective January 1, 2009, we adopted the provisions of authoritative guidance issued by Financial Accounting Standards Board (the “FASB”) (formerly FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”), which requires issuers of convertible debt to separately account for the liability and equity components of such instruments in a manner that will reflect the issuer’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The adoption required retrospective application and is effective for our Senior Secured Convertible Notes due 2003, or 2003 Secured Notes. There is no impact to 2009 as the 2033 Secured Notes were substantially repurchased in May 2008. The ratio of earnings to fixed charges was retrospectively adjusted for previously reported amounts by increasing interest expense and reducing income (loss) from continuing operations before tax by $3.3 million for 2008, and by $8.9 million for 2007, 2006 and 2005.

(2)	Earnings for the twelve month period ended December 31, 2008 were inadequate to cover fixed charges. Additional earnings of $215.8 million would have been necessary for 2008 to bring the respective ratios to 1.0.

(3)	Excludes $13,751 of interest expense for premiums and losses on swap and swaption contracts. These contracts are unrelated to our indebtedness.